UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: October 24, 2013

Commission File No. 000-54749

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Celsus Therapeutics PLC

On October 22, 2013, Dr. Allan Harris resigned as our Chief Medical Officer. On October 24, we announced that Dr. Pablo Jimenez was appointed as our new Chief Medical Officer.

On October 23, 2013, we entered into an employment agreement with Dr. Pablo Jimenez to be our Chief Medical Officer. The employment agreement, which is governed by New York law, is terminable by either party upon three months’ prior notice. In addition, we are entitled to terminate Dr. Jimenez’s employment immediately, under certain circumstances, including, among other things, upon the occurrence of a material, recurring, continuing or fundamental breach of his obligations under the employment agreement, bankruptcy, inability to perform his duties under the employment agreement and criminal conviction under certain circumstances.

The annualized salary of Dr. Jimenez shall be $240,000 (or $20,000 per month), plus reimbursement of out-of-pocket expenses incurred by him in the course of his duties. In addition, he is entitled to receive options to purchase 200,000 Ordinary Shares under our ESOP plan, of which 70,000 shares of the Ordinary Shares are subject to attainment of certain clinical development, and/or business milestones over the course of the next sixteen (16) months as follows: execution and completion of first interpretable results an atopic dermatitis trial, and IND filing/acceptance. At the sole discretion of the Board of Directors or the Compensation Committee of the Board, following each calendar year of employment, Mr. Jimenez shall be eligible to receive an additional cash bonus of up to twenty-five percent (25%) of his base salary, based on the attainment of certain clinical development, and/or business milestones over the course of the next sixteen (16) months.

The employment agreement includes a non-competition covenant that, during the term of his employment by us, Dr. Jimenez cannot be involved, directly or indirectly, in any competitive activity or any other activity that may pose competition to or harm us, and for a period of six months after the termination of employment with us, to be involved in or provide any consultation services to any business that competes, or that is likely to compete with our business. Also, Dr. Jimenez may not engage in any activity outside the scope of his employment without our prior approval. Dr. Jimenez is also obligated to keep confidential the confidential information of our Company. Moreover, the intellectual property and the technology that are developed during the provision of these services will be owned by us.

Dr. Jimenez is a senior pharmaceutical executive with more than twenty years of success in clinical development and medical affairs within the respiratory, dermatology, wound healing and oncology therapeutic areas. He brings a strong background in product business development in inflammation, immunology and tissue engineering.

Within Novartis Pharma Clinical Development and Medical Affairs, he held positions of increasing responsibility including: Global Clinical Program Leader Apligraf®, Global Project Section Leader Elidel®, Global Brand Medical Director Xolair®, Global Head, Medical Services and Global Head of Medical Education & Communications. Dr. Jimenez worked at Novartis from May 2001 to September 2011.

From September 2011 to March 2012, Dr. Jimenez was employed by Sotio, a Czech drug development company, as their Chief Medical Officer, where he was responsible for their global clinical portfolio, including clinical development, marketing strategy and regulatory compliance.

From July 2012 to present, he has served as the founder and CEO of Qara Bio-Pharmaceutical Solution, LLC, a boutique medical writing and drug development strategy consulting firm.

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He received his MD from Central University School of Medicine in Ecuador and Master’s Certificate in Project Management from the George Washington University School of Business and Public Management. Dr. Jimenez did his Post-Doctoral research work at Brown University, Division of Biology and Medicine.

A copy of the press release announcing Dr. Jimenez’s appointment is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated October 24, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By:	/s/ Gur Roshwalb
Gur Roshwalb Chief Executive Officer Date: October 24, 2013

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